SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 10, 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                10 November 2005

Provalis plc
Annual Information Update 2005

Provalis plc ("the Company") is pleased to provide its' annual  information  update,  in accordance with the requirements of the
Prospectus  Rule 5.2. This update refers to  information  that has been published or made available by the Company to the public over the twelve months ending today.  To avoid an  unnecessarily  lengthy  document,  information  is referred to in this update rather than included in full.

The information  referred to in this update was up to date at the time the  information  was published but some  information may now be out-of-date.

(1)      Announcements made via RNS, a Regulatory Information Service

All of the documents listed below were published via RNS, a Regulatory Information Service on or around the dates indicated.

Date of publication                  Brief description of announcement

19/10/2005                           Preliminary Results
13/09/2005                           Notice of Preliminary Results
10/08/2005                           Board Change
03/08/2005                           NGSP Certification for in2it™A1C
26/07/2005                           Update on progress of  in2it™A1C
10/06/2005                           Appointment of director
10/06/2005                           Trading Update
01/04/2005                           Retirement of director
02/03/2005                           Director Shareholding
01/03/2005                           Interim Results
25/02/2005                           Intention to terminate US Listing
18/02/2005                           Board Changes
25/01/2005                           Notice of Interim Results
07/01/2005                           Half Year Trading Update
13/12/2004                           Vaccine Option Agreement
03/12/2004                           First Commercial Shipment of in2it™A1C
22/11/2004                           Final Payment for Diclomax

Copies of the above announcements can be downloaded from the Company's website  (www.provalis.com)  or obtained from the Company
Secretary at the Company's Registered Office, Newtech Square, Deeside Industrial Park, Deeside, Flintshire, CH5 2NT.

(2)      Documents filed at Companies House

All of the documents listed below were filed with Companies House in Cardiff on or around the dates indicated.

---------------------- ----------------------------------------------------------------------------------
Date of filing         Brief description of document

13/09/05               Form 403A Declaration of satisfaction in full of guarantee and debenture in favour of Barclays Bank plc
06/09/05               Form 288b relating to the resignation of Dr Philip Gould as a director
01/07/05               Form 288a relating to the appointment of Peter Woodford as a director
04/04/05               Form 288b relating to the resignation of Dr David Bloxham as a director
23/03/05               Form 363s Annual Return
22/02/05               Form 288a relating to appointment of Dr Alan Aikman as a director
9/11/04                Annual Report and Accounts 2004
---------------------- ----------------------------------------------------------------------------------

Copies of  documents  filed at  Companies  House can be  obtained  from  Companies  House or from the Company  Secretary  at the
Company's Registered Office, Newtech Square, Deeside Industrial Park, Deeside, Flintshire, CH5 2NT.

Contacts:

----------------------------------------------------- ---------------------------------------------------
Provalis plc                                                                        01244 833 402
Lee Greenbury, Company Secretary

College Hill                                                                        0207 457 2020
Adrian Dufield/ Corinna Dorward
----------------------------------------------------- ---------------------------------------------------

"Safe Harbor"  Statement under the US Private  Securities  Litigation  Reform Act of 1995:  Statements in this announcement that relate to future plans,  expectations,  events,  performances and the like are  forward-looking  statements as defined in the US
Private  Securities  Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking  statements  due to a variety of factors.  Such factors  include,  among  others:  the  viability of the Group's products,  which are at  various  stages of  development;  the  generation  of  sufficient  operating  cash flow by the  Group's pharmaceutical and medical diagnostic  businesses to finance the ongoing  development of these businesses as well as the Group's
research  and  development  activities;   the  success  of  the  Group's  research  and  development  strategy  and  activities;
uncertainties  related to future  clinical trial results and the  associated  regulatory  process;  the execution and success of collaborative  agreements with third parties;  availability and level of reimbursement  for the Group's products from government health  administration  authorities or other third-party  payors;  the rate of net cash utilisation within the Group and, hence, the Group's  possible need for  additional  capital in the short,  medium and/or long term;  the Group's  intellectual  property position and the success of patent  applications  for its products and  technologies;  the Group's  dependence on key personnel;
general  business and economic  conditions;  the impact of future laws,  regulations  and  policies;  stock market trends in the
Group's sector;  and other factors beyond the Group's control that may cause the Group's  available capital resources to be used more quickly than  expected.  These and other factors that could affect the Company's  future  results are more fully  described in its filings with the US  Securities  and  Exchange  Commission,  in  particular  the latest 20-F filing,  copies of which are available from the Company Secretary at the Company's registered address.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                 Provalis plc

                                                                                                                                                                 By: /s/ Lee Greenbury

                                                                                                                                                                 Name: Lee Greenbury
                                                                                                                                                                 Title: Company Secretary

Date: November 10, 2005